

May 13, 2014

<u>Via E-Mail</u>
Mr. Michael Hansen
Chief Executive Officer
DubLi, Inc.
6750 N. Andrews Avenue, Suite 200
Ft. Lauderdale, FL 33309

> **Re: DubLi, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 9, 2014**
> **File No. 000-49801**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K Filed May 9, 2014</u>

1. We note that on May 9, 2014 you filed an Item 4.01 Form 8-K reporting that on April 7, 2014 Cherry Bekaert LLP (Cherry Bekaert) advised you that the firm will resign effective for the fiscal year beginning October 1, 2012 but that it will continue its role as your independent accountant for your fiscal year ended September 30, 2012. It appears you should file an amendment or an updated Item 4.01 Form 8-K which discloses the actual date your client/auditor relationship with Cherry Bekaert LLP ceased (date of resignation) and provides all of the information required by Item 4.01 of Form 8-K and Item 304(a)(1) of Regulation S-K through that date. In doing so, please ensure that disclosures concerning disagreements and reportable events address the two most recent fiscal years and the subsequent interim period through the date of resignation, and provide an updated Exhibit 16 letter from Cherry Bekaert indicating whether they agree with the disclosures in your amended Item 4.01 Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Les Croland, Esq.
      Duane Morris